$kw 4/18

13014766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 01 2013
WASH., D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1148 Broadway
(No. and Street)

Columbus	GA	31901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Synovus Securities, Inc.:

We have audited the accompanying statements of Synovus Securities, Inc., a wholly owned subsidiary of Synovus Financial Corp., that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (*and Regulation 1.10 of the Commodity Exchange Act*), and the related notes to the statements of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Synovus Securities Inc. as of December 31, 2012 and 2011, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
February 28, 2013

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2012 and 2011

Assets		**2012**	**2011**
Cash and cash equivalents	$	10,456,517	4,273,009
Trading securities		11,121,332	16,865,956
Receivable from clearing organization		2,523,728	2,647,743
Income tax receivable from Parent		274,365	165,933
Receivable from affiliates		116,044	1,876
Furniture, fixtures, equipment, and leasehold improvements, net		806,796	966,885
Goodwill		39,359	39,359
Deferred income taxes		1,605,817	1,497,742
Other receivables		551,084	537,308
Other assets		323,861	341,268
Total assets	$	27,818,903	27,337,079
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	2,709,537	2,690,515
Accrued expenses payable to Parent		307,380	296,745
Payables to affiliates		2,138,844	2,806,313
Payables to clearing organization		546,414	—
Securities sold, not yet purchased		90,770	—
Deferred rent		523,021	574,048
Total liabilities		6,315,966	6,367,621
Stockholder's equity:			
Common stock, $1 par value. Authorized, 100,000 shares; issued and outstanding, 500 shares		500	500
Additional paid-in capital		24,744,393	24,461,179
Accumulated deficit		(3,241,956)	(3,492,221)
Total stockholder's equity		21,502,937	20,969,458
Commitments and contingencies (see notes 13 and 14)			
Total liabilities and stockholder's equity	$	27,818,903	27,337,079

See accompanying notes to statements of financial condition.

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as an introducing broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include full-service brokerage services, investment advisory services, investment banking, capital markets transactions, and economic research. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

(b) Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

(d) Securities Transactions

All trading securities are recorded at trade date and are carried at fair market value, as determined by either a quote on a market exchange or an indicative broker quote.

(e) Receivable from and Payables to Clearing Organization

The Company clears its proprietary securities transactions and securities transactions for customers through a nonaffiliated clearing organization on a fully disclosed basis. Receivable from clearing organization represents amounts receivable and payable for securities transactions that have not reached their contractual settlement date, recorded on a net basis, amounts receivable for securities failed to deliver, and net commissions due from the clearing organization. Payables to clearing organization include amounts payable for securities failed to receive. As of December 31, 2012, there were $211,710 fails to receive.

(f) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the leasehold assets or lease term.

The Company reviews long-lived assets, such as premises and equipment, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

(g) Income Taxes

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand-alone basis based on the Company's profitability, not that of Synovus.

The Company accounts for income taxes using the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of the Company in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company follows the provisions of ASC 740-10, *Income Taxes*. ASC 740-10, *Income Taxes* establishes a single model to address accounting for uncertain tax positions. ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10, *Income Taxes* also provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740-10, *Income Taxes* provides a two-step process in the evaluation of a tax position. The first step is recognition. A company determines whether it is more likely than not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company has no uncertain tax positions.

(h) Goodwill

Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies is not amortized, but instead tested for impairment at least annually. The Company has determined that there was no goodwill impairment in its annual impairment assessment for each of the years ended December 31, 2012 and 2011.

(i) Deferred Rent

Beginning in 2007, the Company leases certain office space, a portion of which is used by three affiliates. Only the rent associated with the space the Company occupies is recorded as rent expense. Per agreement with the affiliates, the deferred rent balances for the entire lease is recorded on the books of the Company.

(j) Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as January 1, 2013. The Company does not anticipate that this new guidance will have any significant impact on the financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company the provisions of ASU 2011-08 as of January 1, 2012. The new guidance did not have a significant impact on the financial statements.

In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements*, regarding the evaluation of certain terms in repurchase agreement, which impact the determination of whether a repurchase arrangement should be accounted for as a secured borrowing or a sale. The new guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially agreed terms, even in the event of default by the transferee. This new guidance is effective prospectively for any applicable transactions, or modifications of existing transactions, that occur on or after October 1, 2012. This new guidance did not have any significant impact on the financial statements.

(2) Merger of Creative Financial Group, Ltd.

On January 1, 2011, the Company completed a merger with Creative Financial Group, Ltd. (CFG) which was another wholly owned subsidiary of Synovus. Synovus Securities, Inc. was the surviving entity. The Company acquired all assets and liabilities of CFG at book value, which approximates fair value and was accounted for as a merger of entities under common control Presented below are the assets, liabilities, and equity of CFG on the date of the merger with the Company.

Assets		CFG Balances January 1, 2011
Cash and cash equivalents	$	3,698,278
Receivable from clearing organization		937,000
Receivable from affiliates		3,683
Furniture, fixtures, equipment, and leasehold improvements, net		220,912
Deferred income taxes		51,883
Other receivables		138,134
Other assets		167,606
Total assets	$	5,217,496
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	696,378
Total liabilities		696,378
Stockholder's equity:		
Common stock		1,960
Additional paid-in capital		700,958
Retained earnings		3,818,200
Total stockholder's equity		4,521,118
Total liabilities and stockholder's equity	$	5,217,496

(3) Regulatory Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital, as defined, of $16,685,869, which was $16,328,037 in excess of its required net capital of $357,832. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.32 to 1.

(Continued)

(4) Trading Securities

Estimated fair values of trading securities at December 31, 2012 and 2011 are as follows:

		2012	2011
Mortgage-backed securities	$	3,414,492	11,747,639
Obligations of U.S. government agencies		7,255,496	4,072,957
Municipal securities		451,344	10,360
Certificates of deposit		—	1,035,000
	$	11,121,332	16,865,956

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Valuation adjustments may be made in rare circumstances to ensure that financial instruments are recorded at fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(5) Receivables from and Payables to Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2012 and 2011 were as follows:

		2012	2011
Receivables:			
Clearing organizations and other (net commissions)	$	2,523,728	2,647,743
	$	2,523,728	2,647,743
Payables:			
Securities failed to receive	$	211,710	—
Trades pending settlement		334,704	—
	$	546,414	—

(6) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements, net consist of the following at December 31, 2012 and 2011:

		2012	2011
Furniture and fixtures	$	1,044,674	1,043,834
Computer equipment and purchased software		826,807	955,432
Leasehold improvements		996,675	996,675
Furniture, fixtures, equipment, and leasehold improvements		2,868,156	2,995,941
Less accumulated depreciation and amortization		(2,061,360)	(2,029,056)
Furnitures, fixtures, equipment, and leasehold improvements, net	$	806,796	966,885

In 2011, the Company acquired fixed assets, net of depreciation and amortization of $220,912 in the CFG merger.

(Continued)

(7) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2012 and 2011 are presented below:

	2012	2011
Deferred income tax assets:		
Purchase price allocation on Robert Andrews Securities, Inc.	$ 419,207	553,426
Deferred compensation	—	167,910
Accrued stock option expense	213,066	185,114
Employee benefits	78,977	71,325
Deferred fee income	253,832	27,490
Donations	3,818	2,585
Depreciation	22,355	—
Leasehold rental	203,822	224,453
Straight-line rent	311,300	303,810
State bonus depreciation & NOL carryforward	270	—
Restricted stock awards	123,513	1,869
Gross deferred income tax assets	1,630,160	1,537,982
Deferred income tax liabilities:		
Restricted stock awards	—	—
Prepaid expenses	(22,091)	(26,721)
Depreciation	(2,252)	(13,519)
Gross deferred income tax liabilities	(24,343)	(40,240)
Net deferred tax assets	$ 1,605,817	1,497,742

There was no valuation allowance for deferred tax assets at December 31, 2012 and 2011. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts in computing the Company's income taxes on a standalone basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(Continued)

(8) Line of Credit

Margin Line of Credit

The Company has access to a margin line of credit from its clearing organization. Credit availability is based on net equity in proprietary positions. Interest on the line is calculated based on the prevailing federal funds target rate plus 50 basis points. The margin line was not utilized during 2012 or 2011.

Line of Credit with Synovus Bank

As an additional source of financing, the Company established a line of credit with an affiliated company, Synovus Bank, which is also a wholly owned subsidiary of Synovus, to be used for settlement requirements related to buying, selling, and trading securities. The line of credit expired on November 1, 2012 and the Company does not plan to renew the line. The line of credit was not utilized during 2012 or 2011.

(9) Securities Sold, Not Yet Purchased

Securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. The securities sold, not yet purchased are comprised of mortgage-backed securities of $90,770 and $0 as of December 31, 2012 and 2011, respectively. Because securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased due to changes in market interest rates of similar securities.

(10) Employee Benefits

The Company participates in the Synovus Profit Sharing Plan, which is a noncontributory, trusted profit sharing plan covering substantially all employees of Synovus with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of Synovus, but cannot exceed amounts allowable as a deduction for federal income tax purposes. The Company did not make a contribution during 2012 and 2011.

The Company participates in the Synovus Employee Stock Purchase Plan, where under the Company made contributions equal to one-half of voluntary employee contributions. The funds were used to purchase currently issued and outstanding shares of Synovus common stock.

The Company participates in the Synovus Money Purchase Pension Plan, a defined contribution plan, covering substantially all employees of Synovus with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of Synovus, but cannot exceed amounts allowable as a deduction for federal income tax purposes.

(11) Share-Based Payment Arrangements

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. The Plan permits grants of share-based compensation including stock options, nonvested shares, and restricted share

(Continued)

units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Nonvested shares and restricted shares units are awarded at no cost to the recipient upon their grant. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions.

During 2012 and 2011, employees of the Company exercised certain nonqualified stock options of Synovus. The excess income tax deficiency of ($22,451) and ($1,749) associated with Synovus' deduction of the related compensation amount for the Company's employees was allocated to the Company and recorded in additional paid-in capital in 2012 and 2011, respectively.

Compensation expense recognized by Synovus, in conjunction with stock options and restricted share units granted to the Company's employees, is allocated to the Company and recorded in additional paid in capital.

(12) Transactions with Affiliates

The Company had cash balances of $1,381,038 and $1,062,546 on deposit at Synovus Bank, which is also a wholly owned subsidiary of Synovus, as of December 31, 2012 and 2011, respectively. Interest income generated on interest-bearing deposits with Synovus Bank was $245 in 2012 and $244 in 2011.

The Company had amounts due to Synovus of $307,380 and $296,745 as of December 31, 2012 and 2011, respectively, excluding income tax related balances. The majority of these balances related to the Company's accrued contributions for employee benefit plans. The income taxes receivable from Synovus was $274,356 and $165,933 as of December 31, 2012 and 2011, respectively. The Company had amounts due to affiliated companies of $2,138,844 and $2,806,313 as of December 31, 2012 and 2011, respectively, related to the revenue sharing agreement with certain banking affiliates. All intercompany amounts are noninterest bearing and due on demand.

(13) Commitments

The Company has noncancelable operating leases for office space. At December 31, 2012, minimum required payments under these agreements were as follows:

2013		$	926,244
2014			737,476
2015			595,519
2016			595,519
2017			595,519
Thereafter			3,126,560
	Total lease commitments	$	6,576,837

(14) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to

examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(15) Fair Value Accounting

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements.

ASC 825-10-15, *Fair Value Measurements and Disclosures* permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

(a) Determination of Fair Value

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. The three levels of inputs are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include equity securities and U.S. Treasury securities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. government agencies, mortgage-backed debt securities, obligations of state and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company has no investments classified in this category.

Following is a description of the valuation methodology used for the major category of financial assets and liabilities measured at fair value.

(b) Trading Securities

Where quoted market prices are available in an active market, securities are valued at the last traded price by obtaining feeds from a number for identical assets and liabilities of live data sources including active market makers and inter dealer brokers. These securities are classified as Level 1 within the valuation hierarchy and include equity securities and U.S. Treasury securities. If quoted

market prices are not available, fair values are estimated by using bid prices and quoted prices of pools or tranches of securities with similar characteristics. These types of securities are classified as Level 2 within the valuation hierarchy and consist of U.S. government agencies, mortgage-backed debt securities, obligations of state and municipalities, corporate bonds, and certificates of deposits. In both cases, the Company has evaluated the valuation methodologies of its third-party valuation providers to determine whether such valuations are representative of an exit price in the Company's principal markets.

(c) *Assets and Liabilities Measured at Fair Value on a Recurring Basis*

The following tables present all financial instruments measured at fair value on a recurring basis as of December 31, 2012 and 2011:

		December 31, 2012		Total assets/ liabilities at fair value
	Level 1	**Level 2**	**Level 3**	
Assets:				
Trading securities				
Mortgage-backed securities	$ —	3,414,492	—	3,414,492
U.S. government agencies	—	7,255,496	—	7,255,496
Municipal securities	—	451,344	—	451,344
Total trading securities	—	11,121,332	—	11,121,332
Liabilities:				
Securities sold, not yet purchased	—	90,770	—	90,770

	December 31, 2011 Level 1	Level 2	Level 3	Total assets/ liabilities at fair value
Assets:				
Trading securities				
Mortgage-backed securities	$ —	11,747,639	—	11,747,639
U.S. government agencies	—	4,072,957	—	4,072,957
Municipal securities	—	10,360	—	10,360
Other	—	1,035,000	—	1,035,000
Total trading securities	—	16,865,956	—	16,865,956

There were no transfers of financial investments between the three levels of their fair value hierarchy in 2012 or 2011.

(d) ***Financial Disclosures***

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments. The following table presents the carrying and estimated fair values of on-balance-sheet financial instruments at December 31, 2012 and 2011. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables not disclosed below, however, approximate fair value due to their short-term nature.

	2012		2011	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets:				
Cash and due from banks	$ 10,456,517	10,456,517	4,273,009	4,273,009
Trading securities	11,121,332	11,121,332	16,865,956	16,865,956
Financial liabilities:				
Securities sold, not yet purchased	90,770	90,770	—	—

(16) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred subsequent to December 31, 2012 through February 28, 2013, which is the date the financial statements were available to be issued. The Company found no material subsequent events.